EXHIBIT 99.1

FirstService Reports First Quarter Results

Double-Digit Revenue Growth Across Both Divisions

Operating highlights:

	Three months
	ended March 31
	2024	2023

Revenues (millions)	$1,158.0	$1,018.4
Adjusted EBITDA (millions) (note 1)	83.4	82.1
Adjusted EPS (note 2)	0.67	0.85

GAAP Operating Earnings (millions)	38.1	41.0
GAAP EPS	0.14	0.36

TORONTO, April 24, 2024 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) today reported operating and financial results for its first quarter ended March 31, 2024. All amounts are in US dollars.

Consolidated revenues for the first quarter were $1.16 billion, up 14% relative to the same quarter in the prior year. Adjusted EBITDA (note 1) increased 2% to $83.4 million, and Adjusted EPS (note 2) was $0.67, compared to $0.85 in the prior year quarter. Operating Earnings were $38.1 million, relative to $41.0 million in the prior year period. Diluted earnings per share was $0.14 per share in the quarter, versus $0.36 in the same quarter a year ago.

“We are pleased with the first quarter, as our operations delivered solid results in-line with our expectations,” said Scott Patterson, Chief Executive Officer of FirstService. “We are confident in hitting our performance targets for the year, supported by the underlying indicators across our businesses,” he concluded.

About FirstService Corporation
FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded company-owned operations and franchised systems.

FirstService generates more than US$4.4 billion in annual revenues and has approximately 29,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The Common Shares of FirstService trade on the NASDAQ and the Toronto Stock Exchange under the symbol “FSV”, and are included in the S&P/TSX 60 Index. More information is available at www.ﬁrstservice.com.

Segmented Quarterly Results
FirstService Residential revenues were $496.1 million for the first quarter, an increase of 11% versus the prior year, including 8% organic growth. The top-line performance was broadly distributed across our markets and driven by new property management contract wins. Adjusted EBITDA for the quarter was $35.6 million, up from $32.0 million in the prior year period. Operating Earnings were $26.7 million, versus $22.7 million in the first quarter of last year. Operating margins were in-line with the prior year quarter.

FirstService Brands revenues for the first quarter totalled $661.9 million, up 16% relative to the prior year period. Revenue growth was driven by double-digit organic growth at Century Fire Protection and contribution from our recent Roofing Corp of America acquisition. On an organic basis, division revenues were down 6% compared to the first quarter of 2023, which benefited from significant weather-related claims activity at our restoration operations. Adjusted EBITDA was $55.5 million, compared to $54.8 million in the prior year quarter. Operating Earnings were $26.8 million, versus $30.2 million in the prior year quarter. Operating margins declined due to lower profitability at our restoration brands associated with milder weather patterns in the current year period, as well as increased promotional and marketing activity at our home services brands.

Corporate costs, as presented in Adjusted EBITDA (note 1), were $7.7 million in the first quarter, relative to $4.7 million in the prior year period. Corporate costs for the quarter were $15.4 million, relative to $11.9 million in the prior year period, with the increase primarily due to the impact of foreign exchange movements.

Conference Call
FirstService will be holding a conference call on Wednesday, April 24, 2024 at 11:00 a.m. ET to discuss results for the first quarter of 2024. This call is being webcast live at the Company’s website at www.firstservice.com. Participants may register for the call here   https://register.vevent.com/register/BIc4398855ed2f45debdf4cb6cd683ca7b to receive the dial-in number and their unique PIN.

To join the webcast in listen only mode, use this link: https://edge.media-server.com/mmc/p/ifffxbiu.

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in FirstService’s annual information form for the year ended December 31, 2023 under the heading “Risk factors” (a copy of which may be obtained at www.sedarplus.ca) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

Summary financial information is provided in this press release. Our interim consolidated financial statements and related management’s discussion and analysis will be made available on SEDAR+ at www.sedarplus.ca.

Notes
1. Reconciliation of net earnings to Adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other (income) expense; (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses adjusted EBITDA to evaluate its own operating performance, its ability to service debt, and as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such a measure is useful to investors as a reasonable indicator of operating performance, due to the low capital intensity of the Company’s service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2024	2023

Net earnings	$14,897	$22,667
Income tax	6,015	7,916
Other income	(1,880)	(264)
Interest expense, net	19,026	10,631
Operating earnings	38,058	40,950
Depreciation and amortization	36,807	31,882
Acquisition-related items	1,600	2,107
Stock-based compensation expense	6,908	7,157
Adjusted EBITDA	$83,373	$82,096

A reconciliation of segment operating earnings to segment Adjusted EBITDA appears below.

(in thousands of US$)

Three months ended, March 31, 2024	FirstService	FirstService
	Residential	Brands	Corporate (1)

Operating earnings (loss)	$26,658	$26,799	$(15,399)
Depreciation and amortization	8,423	28,361	23
Acquisition-related items	518	302	780
Stock-based compensation expense	-	-	6,908
Adjusted EBITDA	$35,599	$55,462	$(7,688)

Three months ended, March 31, 2023	FirstService	FirstService
	Residential	Brands	Corporate (1)

Operating earnings (loss)	$22,712	$30,160	$(11,922)
Depreciation and amortization	8,793	23,067	22
Acquisition-related items	463	1,566	78
Stock-based compensation expense	-	-	7,157
Adjusted EBITDA	$31,968	$54,793	$(4,665)

(1) Corporate costs represent corporate overhead expenses not directly attributable to reportable segments and are therefore unallocated within segment operating earnings (loss) and Adjusted EBITDA.

2. Reconciliation of net earnings and net earnings per share to adjusted net earnings and adjusted EPS:

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2024	2023

Net earnings	$14,897	$22,667
Non-controlling interest share of earnings	(1,533)	(2,433)
Acquisition-related items	1,600	2,107
Amortization of intangible assets	15,231	14,286
Stock-based compensation expense	6,908	7,157
Income tax on adjustments	(6,421)	(5,575)
Non-controlling interest on adjustments	(264)	(282)
Adjusted net earnings	$30,418	$37,927

	Three months ended
(in US dollars)	March 31
	2024	2023

Diluted net earnings per share	$0.14	$0.36
Non-controlling interest redemption increment	0.16	0.09
Acquisition-related items	0.03	0.05
Amortization of intangible assets, net of tax	0.23	0.23
Stock-based compensation expense, net of tax	0.11	0.12
Adjusted EPS	$0.67	$0.85

FIRSTSERVICE CORPORATION
Operating Results
(in thousands of US dollars, except per share amounts)
	Three months
	ended March 31
(unaudited)	2024	2023

Revenues	$1,158,045	$1,018,445

Cost of revenues	788,577	700,264
Selling, general and administrative expenses	293,003	243,242
Depreciation	21,576	17,596
Amortization of intangible assets	15,231	14,286
Acquisition-related items (1)	1,600	2,107
Operating earnings	38,058	40,950
Interest expense, net	19,026	10,631
Other income, net	(1,880)	(264)
Earnings before income tax	20,912	30,583
Income tax	6,015	7,916
Net earnings	14,897	22,667
Non-controlling interest share of earnings	1,533	2,433
Non-controlling interest redemption increment	7,056	4,116
Net earnings attributable to Company	6,308	16,118

Net earnings per share
Basic	$0.14	$0.36
Diluted	0.14	0.36

Adjusted EPS (2)	$0.67	$0.85

Weighted average common shares (thousands)
Basic	44,850	44,396
Diluted	45,111	44,661

(1) Acquisition-related items include contingent acquisition consideration fair value adjustments, and transaction costs.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	March 31, 2024	December 31, 2023

Assets
Cash and cash equivalents	$164,846	$187,617
Restricted cash	19,249	19,260
Accounts receivable	829,376	842,236
Prepaid and other current assets	325,364	311,889
Current assets	1,338,835	1,361,002
Other non-current assets	33,759	32,666
Deferred income tax	1,746	1,752
Fixed assets	220,832	204,188
Operating lease right-of-use assets	208,992	218,299
Goodwill and intangible assets	1,839,996	1,807,836
Total assets	$3,644,160	$3,625,743

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$419,976	$471,083
Unearned revenues	187,826	178,587
Other current liabilities	31,677	33,074
Operating lease liabilities - current	47,467	50,898
Long-term debt - current	41,413	37,132
Current liabilities	728,359	770,774
Long-term debt - non-current	1,198,852	1,144,975
Operating lease liabilities - non-current	178,399	183,923
Other liabilities	96,761	115,938
Deferred income tax	53,468	53,024
Non-controlling interests	339,356	332,963
Shareholders' equity	1,048,965	1,024,146
Total liabilities and equity	$3,644,160	$3,625,743

Supplemental balance sheet information
Total debt	$1,240,265	$1,182,107
Total debt, net of cash	1,075,419	994,490

Condensed Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended
	March 31
(unaudited)	2024	2023

Cash provided by (used in)

Operating activities
Net earnings	$14,897	$22,667
Items not affecting cash:
Depreciation and amortization	36,807	31,882
Deferred income tax	(2,274)	(272)
Other	6,332	9,003
	55,762	63,280

Changes in non cash working capital
Accounts receivable	19,997	(48,588)
Payables and accruals	(56,284)	(30,406)
Other	(8,920)	15,411

Contingent acquisition consideration	(19,355)	-
Net cash used in operating activities	(8,800)	(303)

Investing activities
Acquisition of businesses, net of cash acquired	(31,618)	(82,351)
Purchases of fixed assets	(25,021)	(21,481)
Other investing activities	(701)	(5,304)
Net cash used in investing activities	(57,340)	(109,136)

Financing activities
Increase in long-term debt, net	46,255	103,900
Purchases of non-controlling interests, net	(11,221)	(2,719)
Dividends paid to common shareholders	(10,054)	(8,956)
Other financing activities	18,150	15,122
Net cash provided by financing activities	43,130	107,347

Effect of exchange rate changes on cash	228	(13)

Decrease in cash, cash equivalents and restricted cash	(22,782)	(2,105)

Cash, cash equivalents and restricted cash, beginning of period	206,877	159,348

Cash, cash equivalents and restricted cash, end of period	$184,095	$157,243

Segmented Results
(in thousands of US dollars)

	FirstService	FirstService
(unaudited)	Residential	Brands	Corporate	Consolidated

Three months ended March 31

2024
Revenues	$496,124	$661,921	$-	$1,158,045
Adjusted EBITDA	35,599	55,462	(7,688)	83,373

Operating earnings	26,658	26,799	(15,399)	38,058

2023
Revenues	$445,580	$572,865	$-	$1,018,445
Adjusted EBITDA	31,968	54,793	(4,665)	82,096

Operating earnings	22,712	30,160	(11,922)	40,950

COMPANY CONTACTS:

D. Scott Patterson
Chief Executive Officer

Jeremy Rakusin
Chief Financial Officer

(416) 960-9566